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SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street, 3rd Floor
(No. and Street)

New York (City) NY (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Randall Dulecki, Chief Administrative Officer (212) 915-8797
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

424 Church Street, Suite 2400 (Address) Nashville (City) TN (State) 37219 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/31/14

OATH OR AFFIRMATION

I, Randall Dulecki, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Willis Securities, Inc. for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall Dulecki
Chief Administrative Officer of
Willis Securities, Inc.

2/26/14
Date

Notary Public

SALAHADEAN ALSAYIDI
MY COMMISSION EXPIRES
JAN 9 2016
KINGS COUNTY, NEW YORK
NOTARY PUBLIC

Willis Securities, Inc.

(A Wholly Owned Subsidiary of Willis North America Inc.)

(SEC I.D. No. 53563)

Financial Statements as of and for the Year Ended December 31, 2013, Supplemental Schedules as of December 31, 2013, Independent Auditors' Report, and Supplemental Report on Internal Control

Deloitte.

SEC Mail Processing Section

MAR 04 2014

Washington DC

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Willis Securities, Inc.
One World Financial Center
200 Liberty Street, 3rd Floor
New York, NY 10281

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Willis Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053563 FINRA DEC
WILLIS SECURITIES INC 11*11
1 WORLD FINANCIAL CTR 3RD FL
NEW YORK NY 10281-1003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Glynn (212) 751 4422

2. A. General Assessment (item 2e from page 2) $ 34,004

B. Less payment made with SIPC-6 filed (exclude interest) (16,461)

07/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,543

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Willis Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Administrative Officer
(Title)

Dated the 18th day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,702,006

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 93,028

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,450

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) 7,450

Total deductions 100,478

2d. SIPC Net Operating Revenues $ 13,601,528

2e. General Assessment @ .0025 $ 34,004

(to page 1, line 2.A.)

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Willis Securities, Inc.
New York, New York

We have audited the accompanying financial statements of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, statement of cash flows, statement of changes in stockholder's equity, and statement of changes in subordinated borrowings for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Willis Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2014

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

CASH AND CASH EQUIVALENTS	$ 147,402,541
COMMISSIONS AND FEES RECEIVABLE — Net of allowance for doubtful accounts of $24,990 (Note 4)	2,133,360
OTHER RECEIVABLES FROM PARENT	5,523
PREPAID EXPENSES AND OTHER ASSETS	60,991
DEFERRED TAX ASSET	342,934
TOTAL	$ 149,945,349

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to Parent (Note 4)	$ 898,015
Payables to Parent - Corporate pool (Note 4)	2,115,847
Accounts payable, accrued expenses, and other liabilities	2,651,767
Total liabilities	5,665,629
COMMITMENTS, CONTINGENCIES AND GUARANTEES	
Subordinated borrowings - Intercompany loan (Note 5)	120,000,000
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	17,281,182
Retained earnings	6,997,538
Total stockholder's equity	24,279,720
TOTAL	$ 149,945,349

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:	
Override and trading commissions	$ 4,218,768
Strategic advisory and private placement fees	5,608,336
Underwriting fees	3,860,850
Other income	14,052
Total revenues	13,702,006
EXPENSES (Note 4):	
Employee compensation and benefits	6,190,403
Regulatory and professional fees	684,519
Other operating expenses	3,713,760
Total expenses	10,588,682
INCOME BEFORE TAXES	3,113,324
INCOME TAX EXPENSE (Notes 3 and 4)	1,086,631
NET INCOME	$ 2,026,693

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 2,026,693
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,521
Share-based compensation	394,474
Deferred taxes	(342,934)
Changes in operating assets and liabilities:	
Commissions and fees receivable	1,701,670
Receivables from Parent	13,307
Prepaid expenses and other assets	2,085
Payables to Parent	(102,128)
Accounts payable, accrued expenses, and other liabilities	(1,543,763)
Net cash provided by operating activities	2,151,925
CASH FLOWS FROM INVESTING ACTIVITIES	
Receipt from Parent related to Corporate pool	12,270,784
Net cash provided by investing activities	12,270,784
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of subordinated borrowings	745,000,000
Repayments of subordinated borrowings	(625,000,000)
Net cash provided by financing activities	120,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	134,422,709
CASH AND CASH EQUIVALENTS — Beginning of year	12,979,832
CASH AND CASH EQUIVALENTS — End of year	$ 147,402,541
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 1,089,799
Cash paid during the year for interest	$ 491,278

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2013	$ 1,000	$ 16,886,708	$4,970,845	$ 21,858,553
Share-based compensation	-	394,474	-	394,474
Net Income	-	-	2,026,693	2,026,693
BALANCE — December 31, 2013	$ 1,000	$ 17,281,182	$ 6,997,538	$ 24,279,720

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2013

BALANCE — January 1, 2013	$ -
Issuance of subordinated borrowings	745,000,000
Repayment of subordinated borrowings	(625,000,000)
BALANCE — December 31, 2013	$ 120,000,000

See notes to financial statements.

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977, with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003.

The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions and Fees Receivable — Commissions and fees receivable are stated at estimated realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

Revenue Recognition — Revenues are derived from the two basic business lines of the Company: 1) Employee Benefits and 2) Capital Markets and Advisory. Employee Benefits consist principally of override commissions from the sale of variable annuities and mutual fund shares. The override commissions are recorded based on the trade date of the related security transaction as reported by the clearing broker-dealers. Capital Markets revenue consists of underwriting revenue, strategic advisory revenue, trading revenue and private placement fees, including initial purchase activity for Rule 144A securities offerings. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter and include management fees, selling concessions and underwriting fees, net of related syndicate expenses. Underwriting revenues are recorded at the time the underwriting is completed. Strategic advisory revenue primarily consists of success fees on completed merger and acquisition transactions, as well as retainers and periodic fees, earned in connection with advising on both buyers' and sellers' transactions. Fees are also earned for related advisory work and other services such as providing fairness opinions and valuation analyses. Strategic advisory revenues are recorded when the

transactions or the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable and collection is reasonably assured. Private placement fees are recorded on the closing date of the transaction.

Interest income is recognized as earned.

Income Taxes — The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes. The Company has not identified any uncertain tax positions as of December 31, 2013.

Share-Based Compensation — The Company periodically enters into agreements with employees to offer stock options in Willis Group Holdings PLC, the parent of Willis North America Inc. Amounts relating to this compensation have been recorded as an addition to additional paid-in capital, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, *Compensation – Stock Compensation*.

Comprehensive Income — The Company accounts for comprehensive income in accordance with FASB ASC 220, *Comprehensive Income*. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income for the year ended December 31, 2013, is equal to net income as reported.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or GAAP), requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets — Fixed assets consist primarily of computer equipment, and are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets (approximately three years). Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments — At December 31, 2013, the Company had financial instruments including cash and cash equivalents, commissions and fees receivable, accounts payable, and subordinated borrowings. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity and nature of these instruments.

3. INCOME TAXES

At December 31, 2013, the income tax expense consists of the following:

Current:	
Federal	$1,202,142
State	216,223
Deferred:	
Federal	(287,292)
State	(44,442)
Income tax expense	$1,086,631

The income tax expense differs from the amount computed using the statutory federal income tax rate primarily as a result of state income taxes. The tax effects of timing differences gave rise to a deferred tax asset of approximately $342,934 due to the accounting treatment for stock based compensation and the bad debt provision.

4. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $2,048,098 of allocated management and administration expense for the year ended December 31, 2013, and such amount is included in other operating expenses in the accompanying statement of operations. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2013, the Company owes the Parent $292,964 for allocated management and accounting services and $504,251 for current and deferred income taxes. The Company has a $5,523 receivable from the Parent for a recovery of allocated management expenses. The Company also has a $87,028 receivable from the Parent and a $2,202,875 payable to the Parent for its cash balance on deposit within the Parent's cash management system. Commission and Fees Receivable includes $500,000 for services that were performed for an affiliate during 2013.

During 2013, the Company entered into three temporary subordinated loans with the Parent and recorded $491,278 in interest expense related to the loans. Such amount is included within other operating expenses on the statement of operations.

5. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2013, are as follows:

Subordinated loan with Parent, 1.89 percent, due January 29, 2014	$ 120,000,000
Accrued interest on subordinated loan	100,800

The subordinated borrowings, obtained with approval from the Financial Industry Regulatory Authority, Inc. (FINRA), are with related parties and are available in computing net capital under the Securities and Exchange Commission's (SEC) uniform net capital rule.

6. FAIR VALUE MEASUREMENT

The Company follows FASB ASC 820, *Fair Value Measurement and Disclosure*, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurement, establishes a framework for measuring fair value, and expands disclosure about such fair value measurement. The Company did not have any Level 2 or Level 3 assets or liabilities as of December 31, 2013, or during the year then ended.

7. MAJOR CUSTOMERS

For the year ended December 31, 2013, the Company received approximately 48% of its total revenue from advisory and underwriting fees from four separate clients.

8. FIXED ASSETS

Fixed assets as of December 31, 2013, consist of assets with a cost of $12,962 that became fully depreciated during 2013. The assets had a useful life of three years and depreciation expense for the year ended December 31, 2013, was $2,521.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2013, the Company had net capital of $122,981,024, which was $122,731,024 in excess of required net capital.

10. CONTINGENCIES

On December 31, 2013 the Company entered into a Rule 144-A initial purchase transaction and as a result had an open contractual commitment to purchase $63,000,000 of shares as of that date. This trade successfully settled on January 3, 2014 with all investors fulfilling their commitments.

11. SUBSEQUENT EVENTS

On January 6, 2014, after obtaining approval from FINRA, the Company repaid its subordinated loan with the Parent.

Subsequent events have been evaluated through February 26, 2014, which is the date the financial statements were issued.

* * * * * *

WILLIS SECURITIES, INC.

SCHEDULE g

(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2013

Net capital — total stockholder's equity	$ 24,279,720
Add: Subordinated borrowings allowable in computation of net capital	120,000,000
Total capital and allowable subordinated borrowings	144,279,720
Deductions — non-allowable assets from statement of financial condition:	
Commissions and fees receivable	(2,133,360)
Receivables from Parent — corporate pool	(87,028)
Other receivables from Parent	(5,523)
Prepaid expenses and other assets	(60,991)
Deferred tax asset	(342,934)
Total non-allowable assets	(2,629,836)
Net capital before haircuts on securities positions	141,649,884
Haircuts on securities:	
Open contractual commitment	(18,661,650)
Foreign denominated funds	(7,210)
Total haircuts	(18,668,860)
Total net capital	122,981,024
Minimum net capital required under alternate method	250,000
Excess net capital	$ 122,731,024

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited FOCUS Report filed by the Company on January 27, 2014.

WILLIS SECURITIES, INC.

SCHEDULE h

(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2013

Credit balances	$ -
Debit balances	$ -
Excess of total credits over total debits	$ -
Required deposit	$ -
Amount held on deposit in "reserve bank account" at December 31, 2013	$ -

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited FOCUS Report filed by the Company on January 27, 2014.

WILLIS SECURITIES, INC.

SCHEDULE i

(A Wholly Owned Subsidiary of Willis North America Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2013

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2013, for which instructions to reduce to possession or control had been issued as of December 31, 2013, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2013, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items	None

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in in the Company's unaudited FOCUS Report filed by the Company on January 27, 2014.

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February 26, 2014

Willis Securities, Inc.
One World Financial Center, 3rd Floor
200 Liberty Street
New York, New York

In planning and performing our audit of the financial statements of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of and for the year ended December 31, 2013 (on which we issued our report dated February 26, 2014, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). While the Company does not claim an exemption from the provisions of Rule 15c3-3, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP